UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders

On February 25, 2026, Currenc Group Inc., an exempted company incorporated and registered in the Cayman Islands (Nasdaq: CURR) (“Currenc” or the “Company”), held an extraordinary general meeting (the “Extraordinary General Meeting”) of holders of Currenc’s ordinary shares, par value US$0.0001 per share (“Ordinary Shares”). A total of 51,929,442 Ordinary Shares, representing 67.78% of the issued and outstanding Ordinary Shares of record at the close of business on January 15, 2026 and constituting a quorum, were represented in person or by valid proxies at the Extraordinary General Meeting.

The final results for each of the matters submitted to a vote of shareholders at the Extraordinary General Meeting, as set forth in the Notice and Proxy Statement of the Extraordinary General Meeting of Holders of Ordinary Shares of the Company, filed with the Securities and Exchange Commission on January 16, 2026 (the “Proxy Statement”), are as follows:

1.	A proposal to approve an ordinary resolution that Eric Weinstein be re-elected as a director of the Company to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the 2028 annual general meeting of the Company, or until his successor is duly elected and qualified.

For	Against	Abstain	Broker Non-Votes
51,893,690	18,071	17,681	0

2.	A proposal to authorize and approve by ordinary resolution the purchase agreement, dated August 6, 2025 (the “Purchase Agreement”), by and among the Company, Mr. Alexander King Ong Kong and Regal Planet Limited (the “Creditors”), and to authorize and approve the issuance and allotment of an aggregate of 35,653,995 Ordinary Shares to the Creditors at a price of US$1.53 per Ordinary Share in full satisfaction, discharge and settlement of US$54,550,612.30 of aggregate indebtedness of the Company owed to the Creditors (“Debt-to-Equity Conversion”), and to authorize the Board to take all actions necessary or desirable to implement the Debt-to-Equity Conversion.

For	Against	Abstain	Broker Non-Votes
51,854,478	64,708	10,256	0

3.	A proposal to approve and adopt by ordinary resolution the Company’s 2025 Equity Incentive Plan (in the form appended to Exhibit B of the Proxy Statement) and all transactions contemplated thereunder, including the reservation and issuance of up to 10,000,000 Ordinary Shares pursuant to awards granted under the Company’s 2025 Equity Incentive Plan.

For	Against	Abstain	Broker Non-Votes
51,868,417	60,696	329	0

4.	A proposal to ratify by ordinary resolution the appointment of MRI Moores Rowland LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

For	Against	Abstain	Broker Non-Votes
51,921,418	7,724	300	0

5.	A proposal to adjourn by ordinary resolution the Extraordinary General Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Extraordinary General Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the EGM (the “EGM Adjournment”).

For	Against	Abstain	Broker Non-Votes
51,863,243	65,491	708	0

Pursuant to the foregoing votes, (1) Eric Weinstein was re-elected as a director of the Company to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the 2028 annual general meeting of the Company, or until his successor is duly elected and qualified; (2) an aggregate of 35,653,995 Ordinary Shares will be issued and allotted to the Creditors at a price of US$1.53 per Ordinary Share in full satisfaction, discharge and settlement of US$54,550,612.30 of aggregate indebtedness of the Company owed to the Creditors, and the Board has taken all actions necessary or desirable to implement the Debt-to-Equity Conversion; (3) the Company’s 2025 Equity Incentive Plan and all transactions contemplated thereunder have been adopted; (4) the appointment of MRI Moores Rowland LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 has been ratified; and (5) although the EGM Adjournment was approved, adjournment of the Extraordinary General Meeting was not necessary because the Company’s shareholders approved the foregoing proposals.

Debt-to-Equity Conversion

As previously disclosed, on August 6, 2025, the Company entered into the Purchase Agreement with the Creditors to settle outstanding indebtedness owed by the Company and/or its subsidiaries to the Creditors in an aggregate amount of approximately US$54,550,612.30 (the “Outstanding Indebtedness”). Pursuant to the Purchase Agreement, the Company agreed to issue to the Creditors an aggregate of 35,653,995 Ordinary Shares, at a price of US$1.53 per share, in full and complete satisfaction, discharge, and settlement of the Outstanding Indebtedness. The number of Ordinary Shares to be issued to each of the Creditors is set forth in the Purchase Agreement and is based on the amount of indebtedness held by each of the Creditors.

As disclosed herein, on February 25, 2026, the Company obtained shareholder approval to authorize the issuance and allotment of an aggregate of 35,653,995 Ordinary Shares to the Creditors at a price of US$1.53 per Ordinary Share in full satisfaction, discharge and settlement of the Outstanding Indebtedness and to authorize the Board to take all actions necessary or desirable to implement the Debt-to-Equity Conversion.

The Ordinary Shares to be issued pursuant to the Purchase Agreement will not, at the time of issuance, be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on exemptions from registration provided by Section 4(a)(2) of the Securities Act. The Ordinary Shares will be subject to customary legends for restricted securities purchased in a private placement as set forth in the Purchase Agreement.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements, including statements regarding the completion of the transactions contemplated by the Purchase Agreement. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results may differ materially from those described in these forward-looking statements. Except as required by law, the Company undertakes no obligation to update any forward-looking statements contained herein.

This Report on Form 6-K is incorporated by reference into the registration statement on Form S-8 (File No. 333- 288771) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

INDEX TO EXHIBITS

Exhibit No.	Description
10.1	Currenc Group Inc. 2025 Equity Incentive Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 27, 2026

CURRENC GROUP INC.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer